DELTA MUTUAL, INC.
                             111 North Branch Street
                             Sellersville, PA 18960

                                January 27, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Dear Sir/Madam:

      We have received your comment letter dated January 6, 2006. The response letter of Delta Mutual, Inc. (the "Company") to these comments is attached hereto.

      As President of the Company, this is to confirm that the Company is responsible for the accuracy and adequacy of the disclosure in the filings. I personally review all filings before they are submitted and work closely with the Company's legal counsel and auditor.

      I acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,


/s/ Peter F. Russo

Peter F. Russo
President
Delta Mutual, Inc.

                               DELTA MUTUAL, INC.
                             111 North Branch Street
                             Sellersville, PA 18960

January 27, 2006

Mr. Jorge Bonilla
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC  20549

RE:   Delta Mutual, Inc.
      Form 10-KSB for the year ended December 31, 2004
      Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 File No. 000-30563


Form 10-KSB

Balance Sheet, page F-2

SEC COMMENT #1: We have read and considered your response to comment one. We noted that the pre-acquisition costs of $170K is in connection with the acquisition and proposed development of approximately 270 low income homes that are designated as Section 124 eligible in the city of Aguadilla, Puerto Rico. In capitalizing these pre-acquisition costs, tell us how you determined that the acquisition and development of the property was probable given the fact that on June 28, 2005 and September 2005 the Planning Board of Puerto Rico did not approve the Section 124 project in Aguadilla, Puerto Rico. Refer to SFAS 67 paragraph 4 and 5.

COMPANY RESPONSE: For the year ended December 31, 2004, the Company accounted for pre-acquisition costs of $170K in accordance with Financial Accounting Standards Board Statement No.67 ("Accounting for Costs and Initial Rented Operations of Real Estate Property"). As of December 31, 2004, the acquisition and development of the property was probable based on the information available. During 2005 the project was not approved by the Planning Board but was subject to further review by an appellate administrative agency. As of the filing date of the quarterly report for the period ending September 30, 2005, the Company believed the acquisition and development of the property was probable based on the additional information submitted with its administrative appeal to the Tribunal de Circuito de Apelaciones (Appellate Tribunal) on October 21, 2005. Prior to the filing of the Company's 10-KSB for the year ending December 31, 2005, the Company will evaluate the facts and circumstances and determine the probability of the proposed project.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Evaluation of Long-Lived Assets, page F-11

SEC COMMENT #2: We have read and considered your response to comment two. You indicate in your letter that you test long-lived assets for impairment based on the estimated undiscounted cash flows. However, note 1 indicates that an impairment loss would be charged if the carrying value of the long-lived assets exceeds the present value of the related estimated future cash flows. In future filings, please indicate that, as we assume, you test long-lived assets for impairment based on the undiscounted cash flows as oppose to the present value. Advise us if you plan to expand your disclosure in future filings.

COMPANY RESPONSE: In future filings the Company will test long-lived assets for impairment based on the undiscounted cash flows as opposed to present value.

Note 5 - Investment in Joint Ventures, pages F-18 - F-19

SEC COMMENT #3: We have read and considered your response to comment three. Please explain to us how Delta-Envirotech, Inc. meets the definition of VIE in paragraph 5 of FIN(R). In addition, please explain to us how you concluded you were the primary beneficiary of this entity in accordance with paragraph 14.

COMPANY RESPONSE: Delta-Envirotech, Inc. meets the definition of VIE in accordance with (a) in paragraph 5 of FIN(R). The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

In accordance with paragraph 14, the Company is the primary beneficiary as it will absorb a majority of the entity's expected losses.

Note 6 - Convertible Debt, page F-19 - F-20

SEC COMMENT #4: We have read and considered your response to comment four. We noted that you determined the beneficial conversion feature to be the fair value of the convertible debt. Tell us how you considered EITF 00-27 as it stipulates that the EITF 98-5 model should be applied to the amount allocated to the convertible instrument to determine if the embedded conversion option has an intrinsic value. EITF 98-5 defines intrinsic value as the difference between the conversion price and the fair value of the stock into which the security in convertible, multiplied by the number of shares into which the security in convertible. Also, disclose the amortization period of the intrinsic value of the beneficial conversion feature and refer us to the GAAP literature that supports this policy.

COMPANY RESPONSE: In accordance with EITF 00-27, paragraph 5, the Task Force reached a consensus that the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option. As a result of this consensus, an issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

The Company performed the calculations of allocating the proceeds from the issuance of convertible debt with detachable warrants to each respective security based upon their relative fair values in accordance with Issue 98-5 model. The Company calculated the conversion value for each debenture and determined the excess conversion value versus the allocated proceeds.

Convertible debt in the amount of $517,400 was issued without detachable warrants. The excess conversion value versus allocated proceeds was $2,216,864. The proceeds of $517,400 were allocated to the beneficial conversion feature and recorded in paid in capital in the consolidated balance sheet.

Convertible debt in the amount of $444,000 was issued with detachable warrants. The excess conversion value versus allocated proceeds was $1,684,495. In accordance with Issue 98-5 model, the Company calculated the estimated conversion options. (The calculation is attached to this response letter). The intrinsic value of the conversion warrants of $235,545 is recognized as a reduction to the carrying amount of the convertible debt and an addition to paid in capital.

The balance of the proceeds of $208,000 was allocated to the beneficial conversion feature and recorded in paid in capital in the consolidated balance sheet.

In accordance with APB 21, the Company used the interest method for the amortization period of the beneficial conversion feature over the life of the convertible debt.

SEC COMMENT #5: Please provide a detailed analysis of how you evaluated the embedded conversion option of the 6% Convertible Note, related warrants and additional investment rights under EITF 00-19.

COMPANY  RESPONSE:  Attached  to  this  response  letter  is a  computation  and evaluation of the embedded conversion option of the notes and the related warrants. Under the provision of EITF 00-19, the Company has the ability to issue the required number of authorized shares to be settled upon the conversion of the convertible notes and detachable warrants. The Company has 100,000,000 shares authorized of which over 36,000,000 are currently outstanding. If all the convertible notes and warrants, at December 31, 2004, were converted into common shares the total shares converted would be 22,033,200. The Company therefore would not be required to classify the convertible debt as a liability as the Company is in control of the settlement of shares. As of September 30, 2005, the outstanding convertible notes and warrants were convertible into 17,683,200 common shares.

SEC COMMENT #6: Please explain to us and quantify the effect that would result from your revision of your financial statements and why you have not filed a Form 8-K regarding this error.

COMPANY RESPONSE: The quantification of the effect of the revision of the financial statement is as follows:

On July 21, 2005, the Company's board of directors concluded that, upon advice from its independent auditor, the consolidated financial statements for the year ended December 31, 2004, as issued in the Company's annual report on Form 10-KSB, and the unaudited consolidated financial statements for the three months ended March 31, 2005, as issued in its quarterly report on Form 10-QSB, required restatement because of an error in the calculation of allocation of proceeds to warrants and the beneficial conversion feature of convertible debt. The error was corrected by allocating the proceeds to the warrants and beneficial conversion feature of convertible debt; and not to convertible debt. There was also an adjustment to the valuation of the issued warrants.

The Company has subsequently filed a Form 8-K reporting the revision of its consolidated financial statements with respect to the reclassification of its convertible debt as described in the preceding paragraph, which form included the following tables as exhibits.

The following table shows the effect of the restatement of the consolidated Statements of Operations for the year ended December 31, 2004.

                                                         Year Ended
                                                      December 31, 2004
                                               --------------------------------
                                                  Original
                                                   Filing           Restated
                                               --------------    --------------
Revenue                                        $           --    $           --

Costs and expenses:
    General and administrative                      1,848,078         1,848,078
    Compensatory element of warrants                2,112,500                --
                                               --------------    --------------
                                                    3,960,578         1,848,078

    Loss from operations                           (3,960,578)       (1,848,078)
    Accretion of convertible debt                          --          (142,200)
    Writedown/loss for joint ventures                 (33,799)          (33,799)
    Interest expense                                  (27,966)          (27,966)
                                               --------------    --------------

    Loss before minority interest and
      benefit from income taxes                    (4,022,343)       (2,052,043)
    Minority interest share of loss of
      consolidated subsidiaries                       101,644           101,644
                                               --------------    --------------
    Loss before benefit from income taxes          (3,920,699)       (1,950,399)
    Benefit from income taxes                              --                --
                                               --------------    --------------

    Net loss                                   $   (3,920,699)   $   (1,950,399)
                                               ==============    ==============

    Loss per common share -
      basic and diluted                        $        (0.28)   $        (0.14)
                                               ==============    ==============

    Weighted average number of
      common shares outstanding                    14,250,963        14,250,963
                                               ==============    ==============

The following table shows the effect of the restatement on the consolidated Balance Sheets as of December 31, 2004.

                                                      December 31, 2004
                                               --------------------------------
                                                  Original
                                                   Filing           Restated
                                               --------------    --------------
Total Assets                                   $      441,444    $      441,444
                                               ==============    ==============

Current liabilities                                   629,066           629,066
Long-term liabilities                                 891,400           142,200
Minority interest in
  consolidated subsidiaries                           183,160           183,160
Stockholders' Deficiency                           (1,262,182)         (512,982)
                                               --------------    --------------

Total Liabilities and
  Stockholders' Deficiency                     $      441,444    $      441,444
                                               ==============    ==============

The following table shows the effect of the restatement on the consolidated Statements of Cash Flows for the year ended December 31, 2004.

                                                         Year Ended
                                                      December 31, 2004
                                               --------------------------------
                                                  Original
                                                   Filing           Restated
                                               --------------    --------------
Cash flows from operating activities:
Net loss                                       $   (3,920,699)   $   (1,950,399)
Adjustments to reconcile net loss
    to net cash in operating activities:
    Depreciation and amortization                       2,137             2,137
    Non cash compensation                             528,215           528,215
    Compensating elements of
      warrant issue                                 2,112,500                --
    Accretion of convertible debt                          --           142,200
    Issuance of common stock awards                    52,000            52,000
    Bad debt                                           47,521            47,521
    Writedown/loss from joint ventures                 33,799            33,799
    Minority interest in losses of
      consolidated subsidiaries                      (101,644)         (101,644)
    Changes in operating assests and
      liabilities                                    (106,253)         (106,253)
                                               --------------    --------------

Net cash used in operating activities              (1,352,424)       (1,352,424)

Net cash used in investing activities                  (3,793)           (3,793)

Net cash provided by financing activities           1,455,940         1,455,940
                                               --------------    --------------

Net increase in cash                                   99,723            99,723

Cash - Beginning of period                             14,057            14,057
                                               --------------    --------------

Cash - End of period                           $      113,780    $      113,780
                                               ==============    ==============

SEC COMMENT #7: In light of the above error, please tell us if your certifying officers have reconsidered its effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Forms 10-QSB Form 10-KSB for the periods affected by the above transactions.

COMPANY RESPONSE: The Company's certifying officers believe the Company's disclosure controls and procedures as of the end of the periods covered in the Company's Form 10-QSB and Form 10-KSB for the periods affected by the above transactions were adequate. When the Company's independent auditors revisited the topic of the imbedded beneficial conversion option within the convertible debt, the Company's Board recognized the error and took steps to correct and restate the financial statements in a timely manner.

Should there be any other questions or comments, please contact me at (215) 258-2800.

Sincerely,


/s/ Peter F. Russo

Peter F. Russo
President

Delta Mutual, Inc.
Attachment to Company Response to SEC Comments #4 and #5
Jan 27 2006

                                                   Quoted                                                   Excess
                                                 Stock Price                               Conversion     Allocation     Allocation
              Issuance      Face/    Conversion     or BS     Convertible    Conversion     Alloc Vs       Proceeds       Proceeds
                date      Proceeds      Price    Calculation  Into shares      Value        Proceeds       Bene Conv      Warrants
------------------------------------------------------------------------------------------------------------------------------------
Convertible
Debt          05/12/04  $    129,160    $0.125     $ 0.52      1,033,280    $    537,306  $    408,146   $    129,160
              05/12/04  $    193,740    $0.125     $ 0.52      1,549,920    $    805,958  $    612,218   $    193,740
              07/01/04  $    157,000    $ 0.05     $ 0.40      3,140,000    $  1,256,000  $  1,099,000   $    157,000
              07/16/04  $     37,500    $ 0.05     $ 0.18        750,000    $    135,000  $     97,500   $     37,500
              09/20/04  $    331,500    $ 0.05     $ 0.19      6,630,000    $  1,235,400  $  1,083,247   $    152,153   $    179,347
              10/19/04  $     25,000    $ 0.05     $ 0.26        500,000    $    130,000  $    116,724   $     13,276   $     11,724
              11/02/04  $     12,500    $ 0.05     $ 0.25        250,000    $     62,500  $     56,245   $      6,255   $      6,245
              11/05/04  $     25,000    $ 0.05     $ 0.23        500,000    $    115,000  $    103,251   $     11,749   $     13,251
              11/26/04  $     50,000    $ 0.05     $ 0.35      1,000,000    $    350,000  $    324,979   $     25,021   $     24,979
                        ------------                                                      ------------   ------------   ------------
      Total             $    961,400                                                      $  3,901,309   $    725,855   $    235,545
------------------------------------------------------------------------------------------------------------------------------------
Warrants      09/20/04                             $ 0.25      6,630,000    $  1,456,200  =$331500*1456200/(1456200+1235400=2691600)
              10/19/04                             $ 0.26        500,000    $    114,800  =25000*114800/(114800+130000=244800)
              11/02/04                             $ 0.25        250,000    $     62,400  =12500*62400/(62400+62500)
              11/05/04                             $ 0.23        500,000    $    129,700  =25000*129700/(129700+115000=244700)
              11/26/04                             $ 0.35      1,000,000    $    349,400  =50000*349400/(349400+350000=699400)

                                                              24,233,200
------------------------------------------------------------------------------------------------------------------------------------